Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

April 16, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Partners Income Trust
(filing relates to Legg Mason Western Asset Corporate Bond Fund, Legg Mason Western Asset Short-Term Bond Fund, Legg Mason Western Asset Global High Yield Bond Fund and Legg Mason Western Asset Government Securities Fund (each, a “Fund” and collectively, the “Funds”) )
(File Nos. 2-96408 and 811-4254)

Ladies and Gentlemen:

On behalf of Legg Mason Partners Income Trust, a Maryland business trust (the “Trust”), we are hereby filing copies of the current drafts of the “Fee table,” “Example” and related footnotes to be included in the Funds’ prospectuses. The Funds’ prospectuses were included in Post-Effective Amendment No. 147 to the registration statement for the Trust (the “Amendment”), which was filed with the Commission on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on February 19, 2010.

We are filing copies of the draft “Fee table,” “Example” and related footnotes for the Funds in accordance with the Staff’s comments provided by Valerie Lithotomos in February 2008 in connection with Post-Effective Amendment No. 94 to the registration statement for the Trust.

The Amendment was filed in order to register a new class of shares, Class R1 shares, for each Fund and to reflect the enhanced disclosure and new prospectus delivery option for registered open-end investment companies as set forth in Form N-1A, as amended. The Amendment is expected to be effective on April 30, 2010.

Please call Mana Behbin at (202) 373-6599 or the undersigned at (202) 373-6185 with any comments or questions relating to the filing.

Sincerely,

/s/ Nancy M. Persechino
Nancy M. Persechino

April     , 2010

Prospectus

Legg Mason

Western Asset

Corporate Bond

Fund

Class : Ticker Symbol

A	: SIGAX
B	: HBDIX
C	: SBILX
FI
R
R1
I	: SIGYX
P	: LCBPX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 22 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 73 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class B	Class C	Class FI	Class R	Class R1	Class I	Class P
Maximum sales charge (load) imposed on purchases (as a % of offering price)	4.25	None	None	None	None	None	None	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	4.50	1.00	None	None	None	None	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class B	Class C	Class FI	Class R	Class R1	Class I	Class P
Management fees	0.55	0.55	0.55	0.55	0.55	0.55	0.55	0.55
Distribution and service (12b-1) fees	0.25	0.75	0.70	0.25	0.50	1.00	None	0.50
Other expenses	0.27[1]	0.51[1]	0.51[1]	0.25[2]	0.25[2]	0.25[2]	0.13[1]	0.13
Total annual fund operating expenses	1.07	1.81	1.76	1.05	1.30	1.80	0.68	1.18

[1]	For Class A, B, C and I shares, “Other expenses” have been restated to reflect current fees with respect to the class.
[2]	“Other expenses” for Class FI, R and R1 shares are based on amounts for Class I shares because no Class FI, R or R1 shares were outstanding during the fund’s last fiscal year.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	529	753	994	1,685
Class B (with redemption at end of period)	634	872	1,085	1,942
Class B (without redemption at end of period)	184	572	985	1,942
Class C (with redemption at end of period)	279	557	959	2,084
Class C (without redemption at end of period)	179	557	959	2,084
Class FI (with or without redemption at end of period)	107	334	579	1,282
Class R (with or without redemption at end of period)	132	411	712	1,568
Class R1 (with or without redemption at end of period)	183	567	975	2,116
Class I (with or without redemption at end of period)	69	217	378	846
Class P (with or without redemption at end of period)	120	375	650	1,433

2	Legg Mason Western Asset Corporate Bond Fund

April     , 2010

Prospectus

Legg Mason

Western Asset

Short-Term Bond

Fund

Class : Ticker Symbol

A	: SBSTX
C	: SSTLX
R
R1
I	: SBSYX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 21 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 67 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class C	Class R	Class R1	Class I
Maximum sales charge (load) imposed on purchases (as a % of offering price)	2.25	None	None	None	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	None	None	None	None
Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class C	Class R	Class R1	Class I
Management fees	0.45	0.45	0.45	0.45	0.45
Distribution and service (12b-1) fees	0.25	0.50	0.50	1.00	None
Other expenses	0.29[1]	0.16[1]	0.26[2]	0.26[2]	0.06
Total annual fund operating expenses	0.99	1.11	1.21	1.71	0.51

[1]	For Class A and C shares, “Other expenses” have been restated to reflect current fees with respect to the class.
[2]	“Other expenses” for Class R and R1 shares are based on amounts for Class I shares because no Class R or R1 shares were outstanding during the fund’s last fiscal year.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	324	534	761	1,412
Class C (with or without redemption at end of period)	113	360	627	1,393
Class R (with or without redemption at end of period)	123	384	665	1,465
Class R1 (with or without redemption at end of period)	174	539	929	2,020
Class I (with or without redemption at end of period)	52	163	284	639

2	Legg Mason Western Asset Short-Term Bond Fund

April     , 2010

Prospectus

Legg Mason

Western Asset

Global High Yield Bond

Fund

Class : Ticker Symbol

A	: SAHYX
B	: SBHYX
C	: SHYCX
R
R1
I	: SHYOX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 25 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 67 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class B	Class C	Class R	Class R1	Class I
Maximum sales charge (load) imposed on purchases (as a % of offering price)	4.25	None	None	None	None	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	4.50	1.00	None	None	None
Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class B	Class C	Class R	Class R1	Class I
Management fees	0.80	0.80	0.80	0.80	0.80	0.80
Distribution and service (12b-1) fees	0.25	0.75	0.75	0.50	1.00	None
Other expenses	0.14	0.21[1]	0.13[1]	0.24[2]	0.24[2]	0.05
Total annual fund operating expenses	1.19	1.76	1.68	1.54	2.04	0.85

[1]	For Class B and C shares, “Other expenses” have been restated to reflect current fees with respect to the class.
[2]	“Other expenses” for Class R and R1 shares are based on amounts for Class I shares because no Class R or R1 shares were outstanding during the fund’s last fiscal year.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	541	787	1,052	1,808
Class B (with redemption at end of period)	629	859	1,063	1,938
Class B (without redemption at end of period)	179	559	963	1,938
Class C (with redemption at end of period)	271	532	917	1,997
Class C (without redemption at end of period)	171	532	917	1,997
Class R (with or without redemption at end of period)	157	487	839	1,835
Class R1 (with or without redemption at end of period)	207	639	1,098	2,369
Class I (with or without redemption at end of period)	87	271	471	1,048

2	Legg Mason Western Asset Global High Yield Bond Fund

April     , 2010

Prospectus

Legg Mason

Western Asset

Government Securities

Fund

Class : Ticker Symbol

A	: SGVAX
B	: HGVSX
C	: SGSLX
FI
R
R1
I	: SGSYX
1	: SGVSX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 24 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 73 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class B	Class C	Class FI	Class R	Class R1	Class I	Class 1
Maximum sales charge (load) imposed on purchases (as a % of offering price)	4.25	None	None	None	None	None	None	N/A
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	4.50	1.00	None	None	None	None	None
Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class B	Class C	Class FI	Class R	Class R1	Class I	Class 1
Management fees	0.55	0.55	0.55	0.55	0.55	0.55	0.55	0.55
Distribution and service (12b-1) fees	0.25	0.75	0.70	0.25	0.50	1.00	None	None
Other expenses	0.20[1]	0.34[1]	0.43[1]	0.24[2]	0.24[2]	0.24[2]	0.27[1]	0.25[1]
Total annual fund operating expenses	1.00	1.64	1.68	1.04	1.29	1.79	0.82	0.80
Fees forgone and/or expenses reimbursed	N/A	N/A	N/A	—[3]	—[3]	—[3]	—[3]	(0.05)[3]
Total annual fund operating expenses after forgoing fees and/or reimbursing expenses	1.00	1.64	1.68	1.04	1.29	1.79	0.82	0.75

[1]	For Class A, B, C, I and 1 shares, “Other expenses” have been restated to reflect current fees with respect to the class.
[2]	“Other expenses” for Class FI, R and R1 shares are based on amounts for Class I shares because no Class FI, R or R1 shares were outstanding during the fund’s last fiscal year.
[3]

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses) so that total annual operating expenses are not expected to exceed 1.15% for Class FI shares, 1.40% for Class R shares, 1.90% for Class R1 shares and 0.85% for Class I shares, and total annual fund operating expenses for Class 1 shares are not expected to exceed total annual fund operating expenses for Class A shares minus 0.25%. This arrangement cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to the class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limits described above.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	523	733	959	1,609
Class B (with redemption at end of period)	617	819	995	1,781
Class B (without redemption at end of period)	167	519	895	1,781
Class C (with redemption at end of period)	271	532	917	1,997
Class C (without redemption at end of period)	171	532	917	1,997
Class FI (with or without redemption at end of period)	106	331	574	1,271
Class R (with or without redemption at end of period)	131	408	707	1,556
Class R1 (with or without redemption at end of period)	182	564	970	2,106
Class I (with or without redemption at end of period)	84	262	456	1,015
Class 1 (with or without redemption at end of period)	77	251	439	985

2	Legg Mason Western Asset Government Securities Fund